Exhibit 21.1

EXASCALE LABS HOLDINGS INC.

LIST OF SUBSIDIARIES

The following is a list of the subsidiaries of Exascale Labs Holdings Inc. as of September 28, 2026:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Exascale Labs Inc.	Delaware
Evana Alpha Pte. Ltd.	Singapore

Exascale Labs Inc. is a wholly owned subsidiary of Exascale Labs Holdings Inc. Evana Alpha Pte. Ltd. is a wholly owned subsidiary of Exascale Labs Inc.